Exhibit 99.1

5th Floor, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

Linktone Announces Notice of Sanctions from China Mobile

Shanghai, China, December 22, 2004 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless value-added services to mobile phone users in China, today announced that it has received a notice of sanctions from China Mobile Communication Corporation, one of the principal mobile operators in China.

The notice states that Linktone violated China Mobile rules regarding billing practices in connection with its wireless access protocol (WAP) services. This violation arose from the company’s inadvertent billing in November 2004 of approximately 27,000 WAP customers RMB6.00 ($.72) each for a service that should have been free. The company discovered the incorrect billing within a week of its occurrence. Thereafter, Linktone immediately contacted China Mobile and worked closely with the operator to address the problem. Following this cooperation, China Mobile decided to impose sanctions and penalties on Linktone services delivered through the mobile operator’s central headquarters and provincial subsidiaries. Specifically, China Mobile will withhold Linktone’s WAP revenues between January 1, 2005 and June 30, 2005. For the third quarter ended September 30, 2004, WAP services contributed 1.8% of Linktone’s total gross revenues.

In addition to the WAP penalty, China Mobile will suspend approval of any new product applications and joint marketing activities for Linktone wireless service platforms — including short messaging services (SMS), multimedia messaging services (MMS), WAP, JAVA, interactive voice response (IVR), and ring-back — between January 1, 2005 and June 30, 2005 at the central and provincial levels. China Mobile also suspended one of Linktone’s IVR services for one month on the basis that it contained inappropriate content. To date, this particular service has not contributed a material amount of revenue.

Linktone will be able to continue offering its existing wireless value-added services through China Mobile’s central headquarters and provincial subsidiaries, including current SMS, MMS, WAP, JAVA, IVR, and ring-back product lines. Linktone anticipates that its business with the other mobile and telecom operators — China Unicom, China Netcom and China Telecom — will be unaffected by the sanctions from China Mobile.

Linktone had not previously received a notice of sanctions from China Mobile. The China Mobile sanctions announced today are similar in nature to those applied to several other Chinese wireless value-added service providers over the course of 2004. As a result of the China Mobile sanctions, the company currently expects no impact on fourth-quarter 2004 gross revenues and moderate impact on 2005 gross revenues. Linktone plans to provide its business outlook for the first quarter of 2005 with the reporting of its fourth-quarter 2004 results in February 2005.

“The inadvertent billing was an unfortunate error. We corrected the root cause of the error and proactively alerted China Mobile as soon as we discovered it internally,” said Raymond Yang, chief executive officer of Linktone. “We are cooperating closely with China Mobile, and we are taking all steps necessary to minimize the impact of the sanctions on our business. To date, Linktone’s WAP services have contributed a small percentage of our revenues, and

A leading Provider of Consumer Wireless Value-added Services in China

5th Floor, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

this was expected to continue. As for our other service platforms, we plan to develop and promote the existing products in our broad service portfolio. We believe that our continued commitment to the Chinese wireless market and the recent steps we have taken to tighten internal controls over billing practices will enable us to resume our historically sound relationship with China Mobile and the business expansion associated with it.”

Management Conference Call

Linktone management plans to host a conference call to discuss the business impact of the China Mobile sanctions at 9:00 a.m. Eastern Standard Time on December 22 (6:00 a.m. Pacific Standard Time; 10:00 p.m. Beijing/Hong Kong time). The dial-in numbers for the call are 800-473-6123 for U.S. callers and 973-582-2703 for international callers.

A phone replay of the call will be available from December 22 to January 22, 2005 (U.S. Standard Time). To access this replay, U.S. callers should dial 877-519-4471 and enter code number 5278144; international callers should dial 973-341-3080 and enter the same code number. Also, a Web cast of this call will be available live and archived for one full year on the Linktone Web site at http://english.linktone.com/aboutus/index.html.

About Linktone Ltd.

Headquartered in Shanghai, Linktone Ltd. is a leading provider of wireless value-added services to mobile users in China. Working in close partnership with China’s mobile operators, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications. Through in-house development and alliances with international and local branded content partners, the company develops, aggregates and distributes innovative and engaging products for its growing user community.

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This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the possibility that the sanctions discussed in this press release will have greater than a moderate effect on 2005 gross revenues, in which case Linktone’s financial condition could be adversely affected; the risk that China Mobile or other mobile operators in China will impose additional sanctions on Linktone, including new service suspensions and/or monetary penalties; the risk that Linktone’s tightened internal controls over billing practices will not be effective, which could result in future billing or other errors in connection with our services; our ability to re-establish a sound relationship with China Mobile following these sanctions; the risk that existing or future content partners may be less interested in partnering with our company as a result of these sanctions; and the risks

A leading Provider of Consumer Wireless Value-added Services in China

5th Floor, Eastern Tower
689 Beijing Dong Road
Shanghai, 200001
Tel: +86 21 3318 4900
Fax: +86 21 6361 1550
www.linktone.com

outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor And Media Relations

Stella Chen

Linktone Ltd.

86-21-63611583

stella.chen@linktone.com

A leading Provider of Consumer Wireless Value-added Services in China